June 30, 2026

Brandon Torres Declet
Chief Executive Officer
Exyn Technologies, Inc.
2118 Washington Avenue, Suite 1000
Philadelphia, PA 19146

        Re: Exyn Technologies, Inc.
            Registration Statement on Form S-1
            Filed June 29, 2026
            File No. 333-297134
Dear Brandon Torres Declet:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Alexandra Barone at 202-551-8816 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:    Bianca LaCaille, Esq.